David G. Peinsipp

+1 415 693 2177

dpeinsipp@cooley.com

April 22, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Anne Nguyen Parker
J. Nolan McWilliams
Melissa Raminpour
Melissa Gilmore

Re:	Uber Technologies, Inc.
Registration Statement on Form S-1
Filed April 11, 2019
File No. 333-230812

Ladies and Gentlemen:

On behalf of Uber Technologies, Inc. (“Uber” or the “Company”), we are submitting this letter and the following information in response to a letter, dated April 18, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on April 11, 2019. In connection with this letter, we are also separately supplementally submitting to the Staff draft amended disclosure that the Company intends to file in a future amendment to the Registration Statement (the “Amended Registration Statement”).

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics and Non-GAAP Financial Measure, page 103

1.

We note your response to prior comment 2 in your response letter dated April 11, 2019. However, we note your disclosure of gross bookings growth year-over-year (page 103) and in quarterly trends (page 123) on a constant currency basis. Please revise to remove these disclosures to be consistent with your response to prior comment 2.

In response to the Staff’s comment, the Company will remove the presentation of Gross Bookings and revenue on a constant currency basis from pages 103 and 123 of the Registration Statement.

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U.S. Securities and Exchange Commission

April 22, 2019

Notes to Consolidated Financial Statements

Note 3 - Financial Instruments

Assets and Liabilities Measured at Fair Value on a Recurring Basis, page F-33

2.

We note your response to prior comment 4 where you indicate that management’s estimate of fair value for its Level 3 debt securities may be derived from the investee’s financing transactions, but this may also be supplemented by information using other valuation techniques, including the guideline public company approach. Your disclosure further states that once the fair value of the investee is estimated, you use an option pricing model that involves making key assumptions around the investee’s expected time to liquidity and volatility. Please address the following:

•

As requested in prior comment 4, please revise your disclosure to provide quantitative information about each of the significant unobservable inputs used in the fair value measurement as required by ASC 820-10-50-2(bbb). To the extent the unobservable inputs change each period presented due to different valuation techniques primarily being employed, please ensure your disclosure provides the quantitative information about each of the applicable significant unobservable inputs for each period presented.

•

Given that your methodology for determining fair value may change each period, depending on the timing, volume and characteristics of the investee’s financing transactions, disclose the valuation techniques employed, and the related weighting if multiple techniques were used, for each period. For example, your disclosure on page F-34 indicates that certain key unobservable inputs were less sensitive to the valuation in 2018 as a result of the primary weighting on the investee’s financing transactions during 2018, but it doesn’t describe the weighting of the other technique, nor does it explain how the methodology varies from the valuation technique(s) used for 2017.

The Company respectfully advises the Staff that, as disclosed in the table on page F-32 of the Registration Statement, the Company’s investments in Level 3 debt securities primarily relate to its investment in Grab. As indicated on page F-34 of the Registration Statement, the Company did not hold any investments in debt securities as of December 31, 2017.

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U.S. Securities and Exchange Commission

April 22, 2019

In response to the Staff’s comment, the Company will revise its disclosures in Note 3 of the Amended Registration Statement as follows:

The following table summarizes information about the significant unobservable inputs used in the fair value measurement for the Company’s investment in Grab:

Investment	At initial valuation date	Fair value method at initial valuation date (and relative weighting)	Fair value as of December 31, 2018	Fair value method as of December 31, 2018 (and relative weighting)	Key unobservable inputs	Range
	(in millions)		(in millions)
Grab debt security		Financing transactions (50%)		Financing transactions (100%)	Transaction prices per share	$5.54 - $6.16
	$2,275		$2,328
		Revenue multiples (50%)		Revenue multiples (0%)	Market multiples Volatility Estimated time to liquidity	5x - 6x 43% - 48% 1.5 - 2 years

In addition, the Company supplementally advises the Staff that the Company valued its investment in Grab using the price of the same preferred stock security issued contemporaneously to third parties in a financing transaction. This valuation was also weighted with a valuation using a guideline public company approach by applying comparative valuation multiples of the investee’s revenue (actual and forecasted). The Company then applied an option pricing model to allocate the value obtained from the guideline public company valuation to various classes of securities of the investee, including the class owned by the Company. The results of this valuation supported the price paid by third parties in the financing transaction with a difference of less than 1%.

Assets Measured on a Non-Recurring Basis

Non-Marketable Equity Securities, page F-37

3.	We note your response to prior comment 5. Please respond to the following:

•

You indicate in your response that there were differing rights and obligations in the preferred stock held by you and by the January 2018 preferred stock issuance holders, which included voting rights, the right to nominate a director to Didi’s board of directors, and the timing differences for when an optional conversion into common stock and redemption rights can be triggered. For each of these differences, please compare and contrast them between the rights and obligations in your preferred stock interest versus the rights and obligations of the January 2018 preferred stock issuance holders.

•

Explain in more detail the terms of the features that trigger when an optional conversion could occur and when redemption rights could be triggered, and how you concluded the likelihood of these features occurring was remote.

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U.S. Securities and Exchange Commission

April 22, 2019

•

Tell us how your analysis considered whether a marketplace participant would consider the difference in voting rights, right to nominate a director to Didi’s board of directors, and the timing for when an optional conversion in common stock and redemption rights can be triggered, including how you determined the impact on the valuation was not significant outside of the remote likelihood of conversion and redemption.

•

Your response indicates that the other rights and preferences of the two classes of preferred stock were “generally the same.” Please tell us the other differences identified, aside from the liquidation priority, and how you concluded these differences did not warrant any adjustment to the valuation measurement.

•

Your response indicates that you considered other transactions occurring during the year ended December 31, 2018, as required by the measurement alternative, and concluded no additional upward or downward adjustment was required. Please explain whether any of these other transactions involved preferred stock transactions that were more similar to the preferred stock held by you, instead of containing the differences from the January 2018 preferred stock issuance. If so, please tell us how you considered using these transactions and making any necessary adjustments for differences for your valuation measurement.

In response to the first four bullet points of the Staff’s comment, the table below illustrates the differences in rights and obligations of the shares of preferred stock held by the Company compared to the preferred stock shares newly issued by the investee in January 2018, which triggered the re-measurement of the Company’s investment.

Rights and preferences	Rights and preferences of shares of preferred stock that triggered the re-measurement	Rights and preferences of shares of preferred stock held by Uber	Impact of differences in rights and preferences on valuation, if any
Dividends	No difference	No difference	N/A

Liquidation Preference and Priority	No difference (100% of original issue price)	No difference (100% of original issue price)	N/A - same priority in liquidation

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U.S. Securities and Exchange Commission

April 22, 2019

Rights and preferences	Rights and preferences of shares of preferred stock that triggered the re-measurement	Rights and preferences of shares of preferred stock held by Uber	Impact of differences in rights and preferences on valuation, if any

Conversion Rights	Optional conversion: Preferred stock may convert into ordinary shares at any time upon the election of the holders.

Optional conversion: Preferred stock owned by Uber cannot be converted at any time, but can only be converted upon certain events such as the closing of a non-qualified IPO, certain extraordinary corporate transactions, liquidation and deemed liquidation events.

Economically, a market participant, despite the right to do so, would not exercise an option at any time to give up their liquidation preferences except upon the occurrence of the type of events under which Uber can convert. Consequently, a market participant would not attach any value to the ability to convert its preferred stock into ordinary shares at any time. As a result, this difference was not considered to have any significant impact on the valuation.

	Automatic conversion (including upon an IPO): No difference	Automatic conversion (including upon an IPO): No difference

Conversion Ratio	Initial conversion of 1:1	Initial conversion of 1:3	The difference in conversion ratio results in the security held by Uber to be worth three times the value of the shares issued by Didi in January 2018. As stated in our prior response, we made an upward adjustment to our investment in Didi using the common stock equivalent method by multiplying the issue price of the series in January 2018 by three.

Redemption Rights	No difference, except as discussed at right. Preferred stock is not redeemable by Didi other than upon the occurrence of a deemed liquidation event or liquidation of Didi.	No difference, except that Didi may redeem shares of preferred stock held by Uber to satisfy certain indemnification claims under certain circumstances, including in the event of a breach by Uber of certain representations or warranties it made upon the sale of its business in China to Didi where such breach is not cured within a certain period.	The only difference in redemption rights relates to the timing of redemption. However, any required redemption of Uber’s preferred stock is in Uber’s control, is unlikely to occur, and has not occurred to date. Therefore, this difference was not considered to have any significant impact on the valuation.

Appointment of Directors	Majority of the holders of the January 2018 issuance have the right to elect one member to the board of directors.	No right to appoint any member to the board of directors.	A shareholder with a board seat is not considered to hold an economic advantage over another shareholder who does not have a board seat. All shareholders obtain the same economic value or return for the same security. As a result, this difference was not considered to have any significant impact on the valuation.

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U.S. Securities and Exchange Commission

April 22, 2019

Rights and preferences	Rights and preferences of shares of preferred stock that triggered the re-measurement	Rights and preferences of shares of preferred stock held by Uber	Impact of differences in rights and preferences on valuation, if any

Voting Rights	The holders of preferred stock are able to vote based on the number of ordinary shares into which those shares are convertible.	Three votes per share of preferred stock on certain limited matters and one vote per share of preferred stock on all other matters. Additionally, Uber is contractually restricted in the exercise of these voting rights.

While this difference in voting rights could be considered an owner-specific limitation, Uber considered this difference in assessing the potential impact on the valuation and concluded that, even if it was not an owner-specific limitation, it would not have any significant impact on valuation.

As stated in our prior response and supplemented below:

1) Per the AICPA Guide:

voting rights are not considered in any commonly used valuation methods; and

market discounts between voting and non-voting are relatively small*,

2) Empirical evidence for similar publicly-traded equity securities of the same issuer with different voting rights have not driven significant differences in value*, and

3) An SEC speech** appears to indicate that unless management can support with objective and reliable information that controlling shareholders receive greater economic returns than non-controlling shareholders, it may not be reasonable to have a difference in value between the controlling and minority shareholders. As it relates to the voting and non-voting rights of the securities compared, there was no evidence to suggest that voting shareholder would benefit disproportionately to non-voting shareholders and therefore no discounts or premiums were applied to adjust the valuation.

*

The AICPA Guide states, “Based on studies and articles available through Business Valuation Resources, discounts between voting and nonvoting shares, on a minority interest basis, are typically concentrated between 3 percent and 5 percent. The March 2009 BV Research provides a

Cooley LLP  101 California Street  5th Floor  San Francisco, CA  94111-5800

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U.S. Securities and Exchange Commission

April 22, 2019

comprehensive summary of the various studies.” As outlined in these studies, the price differential is relatively minimal with market observations indicating that a significant number of non-voting shares trade at no discount to voting shares; there are even instances in which non-voting shares actually trade at a slight premium to voting shares.

**	Speech by SEC Staff: 2004 Thirty-Second AICPA National Conference on Current SEC and PCAOB Developments.

In response to the fifth bullet of the Staff’s comment, the Company considered other primary and secondary transactions in various series of securities throughout the year ended December 31, 2018. There were no transactions in securities that were more similar to those that were held by the Company, with the exception of one other transaction. This transaction, which involved the same security as that held by the Company, was a transaction in which the participants were related parties, at a significantly higher price than and inconsistent with other comparable transaction prices. Therefore, such transaction was not deemed to be an arm’s length transaction, and the related price was not used in the measurement of fair value.

Note 13 - Segment Information, page F-67

4.

In your response to prior comment 8, you indicate the purpose of the meetings with the individuals noted in your response is to discuss general status updates and not to discuss financial results, projections, profitability targets, or other financial information. Please confirm that the CODM does not receive profitability information, either verbally or in writing, for Eats and Ridesharing separately.

In response to the Staff’s comment, the Company respectfully advises the Staff that the CODM does not receive profitability information, either verbally or in writing, for Uber Eats and Ridesharing separately.

5.

We note your response to prior comment 9. We object to your inclusion of Adjusted Net Revenue in Note 13, as it does not comply with ASC 280-10-50-22. Please revise to remove this measure from your registration statement.

In response to the Staff’s comment, the Company will remove the presentation of Adjusted Net Revenue from Note 13 of the Amended Registration Statement. The Company will also amend its presentation of Adjusted Net Revenue to be a non-GAAP financial measure and will update the presentation of Adjusted Net Revenue throughout the Amended Registration Statement.

* * *

Cooley LLP  101 California Street  5th Floor  San Francisco, CA  94111-5800

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U.S. Securities and Exchange Commission

April 22, 2019

Please contact me at (415) 693-2177 or Siana Lowrey of Cooley LLP at (415) 693-2150 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ David Peinsipp
David Peinsipp
Cooley LLP

cc:	Tony West, Uber Technologies, Inc.

Keir Gumbs, Uber Technologies, Inc.

Siana Lowrey, Cooley LLP

Peter Mandel, Cooley LLP

Alan Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP

Cooley LLP  101 California Street  5th Floor  San Francisco, CA  94111-5800

t: (415) 693-2000  f: (415) 693-2222  cooley.com